SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

[December 22, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐         No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Metso to rebuild Stora Enso’s LWC machine in Wisconsin, USA

SIGNATURES

Date December 22, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
President and CEO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Metso to rebuild Stora Enso’s LWC machine in Wisconsin, USA

(Helsinki, Finland, December 22, 2003) — Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will rebuild Stora Enso North America’s paper machine at the Biron mill in Wisconsin, USA. The modernized LWC production line will start up during the first quarter of 2005. The value of the order is approximately EUR 23 million.

The rebuild will improve the line’s productivity and paper quality. The Metso Paper delivery consists of the rebuild of the press and dryer sections, coating station, rereeler, supercalender and winder, as well as a new reel and winder.

The Biron mill runs two LWC paper machines, of which the PM 26 is newer (1986) and wider (8,280 mm). Stora Enso North America operates six mills in Wisconsin, producing mainly coated paper grades. In addition, the company has a mill in Minnesota producing SC paper and a mill in Nova Scotia, Canada, producing SC paper and newsprint.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Ilpo J Ollila, Vice President, Sales, Metso Paper, tel. +358 40 502 4013

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.